_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 773

U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031

Filed pursuant to Rule 3 of Regulation IA

Dated: January 11, 2021

_____

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031, Series No. 773 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated July 28, 2020 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 11, 2021 (the "Terms Agreement") and the Pricing Supplement dated January 11, 2021 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 99.473%	0.175%	99.298%
Total: U.S.$3,978,920,000.00	U.S.$7,000,000.00	U.S.$3,971,920,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See Item 1 "Use of Proceeds" under "General Information / Additional Information Regarding the Notes" in the attached Pricing Supplement.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated August 4, 2020
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

August 4, 2020

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of July 28, 2020 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 773

U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031 (the "Notes")

Issue Price: 99.473 percent

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
UK Regulated Market

BofA Securities
BMO Capital Markets
Deutsche Bank
TD Securities

Barclays
BNP Paribas
Citigroup
J.P. Morgan
Morgan Stanley
NatWest Markets
Nomura
RBC Capital Markets
Scotiabank
Wells Fargo Securities

The date of this Pricing Supplement is January 11, 2021.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	773
2.	Aggregate Principal Amount:	U.S.$4,000,000,000
3.	Issue Price:	U.S.$3,978,920,000 which is 99.473 percent of the Aggregate Principal Amount
4.	Issue Date:	January 13, 2021
5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

2

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 773
U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031

8. Specified Principal Payment
   Currency
   (Conditions 1(d) and 7(h)):   U.S.$

9. Specified Interest Payment Currency
   (Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate   January 13, 2031
    and Zero Coupon):

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date (January 13, 2021)

13. Fixed Interest Rate (Condition 5(I)):

    (a)   Interest Rate: 1.125 percent per annum

    (b)   Fixed Rate Interest Payment   Semi-annually in arrear on January 13 and
    Date(s):   July 13 in each year, commencing on July 13,
                                                 2021.

                                                 Each Fixed Rate Interest Payment Date is
                                                 subject to the Business Day Convention, but
                                                 with no adjustment to the amount of interest
                                                 otherwise calculated.

    (c)   Business Day Convention: Following Business Day Convention

    (d)   Fixed Rate Day Count   30/360
    Fraction(s):

14. Relevant Financial Center: New York

15. Relevant Business Day: New York

16. Issuer's Optional Redemption
    (Condition 6(e)):   No

17. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 773
U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031

4833-4204-5654 v.2

| 18. | Governing Law: | New York |

Other Relevant Terms

| 1. | Listing: | Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's UK Regulated Market |

| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A. |

| 3. | Syndicated: | Yes |

4. If Syndicated:

| (a) | Liability: | Several |

(b)	Lead Managers:	BMO Capital Markets Corp.
		Deutsche Bank AG, London Branch
		Merrill Lynch International
		The Toronto-Dominion Bank

| 5. | Commissions and Concessions: | 0.175 percent of the Aggregate Principal Amount |

| 6. | Estimated Total Expenses: | None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes. |

7. Codes:

| (a) | Common Code: | 228432172 |

| (b) | ISIN: | US4581X0DS49 |

| (c) | CUSIP: | 4581X0DS4 |

4833-4204-5654 v.2

8.	Identity of Managers:	BMO Capital Markets Corp.
		Deutsche Bank AG, London Branch
		Merrill Lynch International
		The Toronto-Dominion Bank
		Barclays Bank PLC
		BNP Paribas
		Citigroup Global Markets Limited
		J.P. Morgan AG
		Morgan Stanley & Co. International plc
		NatWest Markets Plc
		Nomura International plc
		RBC Capital Markets, LLC
		Scotiabank Europe plc
		Wells Fargo Securities, LLC

9.   Selling Restrictions:

(a)   United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b)   United Kingdom: Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c)   Singapore: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 773
U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031

4833-4204-5654 v.2

markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d)   General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information Regarding the Notes

1.   Use of Proceeds

The net proceeds from the sale of the Notes will be included in the ordinary capital resources of the Bank and, will not be committed or earmarked for lending to, or financing of, any specific loans, projects or programs. The Bank, in partnership with its member countries, works to reduce poverty and inequalities in Latin America and the Caribbean by promoting economic and social development in a sustainable, climate friendly way.

The Bank's strategic priorities include social inclusion and equality, productivity and innovation and economic integration along with three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. Each strategic priority of the Bank aligns to at least one of the United Nations Sustainable Development Goals ("SDGs"), with all goals covered within the Bank's institutional strategy, which may be adapted from time to time should the United Nations SDGs definition evolve.

All projects undertaken by the Bank go through the Bank's rigorous sustainability framework. The framework tracks measurable results, adherence to lending targets and the effectiveness of its environmental and social safeguards. The Bank's administrative and operating expenses are currently covered entirely by the Bank's various sources of revenue,

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 773
U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031

4833-4204-5654 v.2

consisting primarily of net interest margin and investment income (as more fully described in the Bank's Information Statement).

2.   Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of each UK manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes should take into consideration the UK manufacturers' target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "UK manufacturers" means Deutsche Bank AG, London Branch, Merrill Lynch International and The Toronto-Dominion Bank.

For the purposes of this provision, the expression UK MiFIR means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
           General Manager, Finance Department

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 773
U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031

4833-4204-5654 v.2

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 773 UNDER
THE PROGRAM

January 11, 2021

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$4,000,000,000 1.125 percent Notes due January 13, 2031 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on January 13, 2021 (the "Settlement Date"), at an aggregate purchase price of U.S.$3,971,920,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of July 28, 2020, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein and the term "Time of Sale" refers to January 6, 2021, 4:47 p.m. London time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

- 1 -

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.   The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.473 percent of the aggregate principal amount (U.S.$3,978,920,000) less a combined management and underwriting commission and selling concession of 0.175 percent of the aggregate principal amount (U.S.$7,000,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is U.S.$3,971,920,000.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
	(U.S.$)
BMO Capital Markets Corp.	900,000,000
Deutsche Bank AG, London Branch	900,000,000
Merrill Lynch International	900,000,000
The Toronto-Dominion Bank	900,000,000
Barclays Bank PLC	40,000,000
BNP Paribas	40,000,000
Citigroup Global Markets Limited	40,000,000
J.P. Morgan AG	40,000,000
Morgan Stanley & Co. International plc	40,000,000
NatWest Markets Plc	40,000,000
Nomura International plc	40,000,000
RBC Capital Markets, LLC	40,000,000
Scotiabank Europe plc	40,000,000
Wells Fargo Securities, LLC	40,000,000
Total:	**4,000,000,000**

2.   Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/BASEC; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

4848-9472-4566 v.2

3.   The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department,
              Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE MANAGERS:

> c/o Merrill Lynch International
> 2 King Edward Street
> London EC1A 1HQ
> United Kingdom
> Attention: Syndicate Desk
> Email: dcm_london@bofa.com
> Telephone: +44 (0) 20 7995 3966
> Fax: +44 (0) 20 7995 0048

6. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7. For the purposes of this Terms Agreement, Section 14 of the Standard Provisions is hereby replaced in its entirety with the following:

    (i)   Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understandings between any EU Foreign Dealer and the Bank, each party hereto acknowledges and accepts that a BRRD Liability (as defined below) arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority and acknowledges, accepts, and agrees to be bound by: (a) the effect of the exercise of any Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any EU Foreign Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of such BRRD Liability or outstanding amounts due thereon; (ii) the conversion of all, or a portion, of such BRRD Liability into shares, other securities or other obligations of any EU Foreign Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations); (iii) the cancellation of such BRRD Liability; or (iv) the amendment or alteration of any interest,

- 4 -

if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (b) the variation of the terms of this Terms Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

"Bail-in Legislation" means, in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

"Bail-in Powers" means, any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

"EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule.

"EU Foreign Dealer" means each Dealer which qualifies as an institution or entity referred to in paragraphs (a), (b), (c) or (d) of Article 1(1) of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as implemented in the Bail-in Legislation.

"Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any EU Foreign Dealer.

(ii)   Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understandings between a UK Foreign Dealer and the Bank, each party hereto acknowledges and accepts that a UK Bail-in Liability arising under this Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority and acknowledges, accepts, and agrees to be bound by: (a) the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any UK Foreign Dealer to the Bank under this

- 5 -

Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of such UK Bail-in Liability or outstanding amounts due thereon; (ii) the conversion of all, or a portion, of such UK Bail-in Liability into shares, other securities or other obligations of any UK Foreign Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations); (iii) the cancellation of such UK Bail-in Liability; or (iv) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (b) the variation of the terms of this Terms Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

"UK Bail-in Legislation" means, in relation to the United Kingdom, Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"UK Bail-in Liability" means a liability in respect of which the UK Bail-in Powers may be exercised.

"UK Bail-in Powers" means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

"UK Foreign Dealer" means each Dealer which qualifies as an institution or entity subject to UK Bail-in Powers.

8. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where

- 6 -

action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)   In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

9.   The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i)   each of Deutsche Bank AG, London Branch, Merrill Lynch International and The Toronto-Dominion Bank (each a "UK Manufacturer" and together "the UK Manufacturers") acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK

- 7 -

Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.



By: _____

     Name: Sean M. Hayes
     Title: Managing Director,
           Head of US Syndicate & Credit Sales

DEUTSCHE BANK AG, LONDON BRANCH

By: _____

     Name:
     Title:

MERRILL LYNCH INTERNATIONAL

By: _____

     Name:
     Title:

THE TORONTO-DOMINION BANK

By: _____

     Name:
     Title:

BARCLAYS BANK PLC

By: _____

     Name:
     Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By: _____

    Name:

    Title:

DEUTSCHE BANK AG, LONDON BRANCH

By:  _____

    Name: Richard Bauer   Mark Oulds

    Title: Director   Director

MERRILL LYNCH INTERNATIONAL

By: _____

    Name:

    Title:

THE TORONTO-DOMINION BANK

By: _____

    Name:

    Title:

BARCLAYS BANK PLC

By: _____

    Name:

    Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By: _____
     Name:
     Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
     Name:
     Title:

MERRILL LYNCH INTERNATIONAL



By: _____
     Name: Adrien De Naurois
     Title: Managing Director

THE TORONTO-DOMINION BANK

By: _____
     Name:
     Title:

BARCLAYS BANK PLC

By: _____
     Name:
     Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By: _____
       Name:
       Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
       Name:
       Title:

MERRILL LYNCH INTERNATIONAL

By: _____
       Name:
       Title:

THE TORONTO-DOMINION BANK

By: _____
       Name: Beverley Tyrrell
       Title: Authorised signatory

BARCLAYS BANK PLC

By: _____
       Name:
       Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By: _____
     Name:
     Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
     Name:
     Title:

MERRILL LYNCH INTERNATIONAL

By: _____
     Name:
     Title:

THE TORONTO-DOMINION BANK

By: _____
     Name:
     Title:

BARCLAYS BANK PLC

By: _____
     Name: Emily Wilson
     Title: Director

BNP PARIBAS

By: _____

Name:
Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____

Name:
Title:

J.P. MORGAN AG

By: _____

Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____

Name:
Title:

NATWEST MARKETS PLC

By: _____

Name:
Title:

NOMURA INTERNATIONAL PLC

By: _____

Name:
Title:

BNP PARIBAS

By: _____
        Name:
        Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
        Name: Julia Bardin
        Title: Delegated Signatory

J.P. MORGAN AG

By: _____
        Name:
        Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
        Name:
        Title:

NATWEST MARKETS PLC

By: _____
        Name:
        Title:

NOMURA INTERNATIONAL PLC

By: _____
        Name:
        Title:

BNP PARIBAS

By: _____
       Name:
       Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
       Name:
       Title:

J.P. MORGAN AG



By: _____
       Name: Sarah Lovedee
       Title: Attorney-in-Fact

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
       Name:
       Title:

NATWEST MARKETS PLC

By: _____
       Name:
       Title:

NOMURA INTERNATIONAL PLC

By: _____
       Name:
       Title:

BNP PARIBAS

By: _____
    Name:
    Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
    Name:
    Title:

J.P. MORGAN AG

By: _____
    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
    Name: Rachel Holdstock
    Title: Vice President

NATWEST MARKETS PLC

By: _____
    Name:
    Title:

NOMURA INTERNATIONAL PLC

By: _____
    Name:
    Title:

BNP PARIBAS

By:

    Name:
    Title:

CITIGROUP GLOBAL MARKETS LIMITED

By:

    Name:
    Title:

J.P. MORGAN AG

By:

    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

    Name:
    Title:

NATWEST MARKETS PLC

By:

    Name: David Hopkins
    Title: Authorised Signatory

NOMURA INTERNATIONAL PLC

By:

    Name:
    Title:

BNP PARIBAS

By: _____
    Name:
    Title:

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
    Name:
    Title:

J.P. MORGAN AG

By: _____
    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
    Name:
    Title:

NATWEST MARKETS PLC

By: _____
    Name:
    Title:

NOMURA INTERNATIONAL PLC



By: _____
    Name: Guy Luscombe
    Title: Duly Authorised Signatory

RBC CAPITAL MARKETS, LLC

By: _Scott G. Primrose_____

    Name: Scott G. Primrose
    Title: Authorized Signatory

SCOTIABANK EUROPE PLC

By: _____

    Name:
    Title:

WELLS FARGO SECURITIES, LLC

By: _____

    Name:
    Title:

(the foregoing signatories, collectively, the "Managers")

RBC CAPITAL MARKETS, LLC

By: _____
    Name:
    Title:

SCOTIABANK EUROPE PLC

 

By: _____
    Name: James Walter   Cesare Roselli
    Title: Regional Director,   Managing Director
          Europe Legal

WELLS FARGO SECURITIES, LLC

By: _____
    Name:
    Title:

(the foregoing signatories, collectively, the "Managers")

RBC CAPITAL MARKETS, LLC

By: _____
     Name:
     Title:

SCOTIABANK EUROPE PLC

By: _____
     Name:
     Title:

WELLS FARGO SECURITIES, LLC

By: _____
     Name: Barbara Garafalo
     Title: Director

(the foregoing signatories, collectively, the "Managers")

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
       Name: Gustavo Alberto De Rosa
       Title: Chief Financial Officer and
                General Manager, Finance Department